EXHIBIT 99.8

INFOSYS TECHNOLOGIES
CNBC BOARD ROOM
JULY 13, 2004
10:30 am

Udayan: Welcome to Board Room, once again from Bangalore as can see the behind me, the studios look very different because Infosys has got a spanking new studio here that is ready as part of their Bangalore site, and this time things look very different out here. Even the numbers are well ahead of street expectations. Just to quickly recap you with the key numbers. They set out last quarter with a guidance of 335 crores for this quarter, we were expecting about 363 crores after polling several top brokerages, and they have delivered 388 crores. Those are consolidated numbers for Infosys in terms of net profits. The numbers ahead of street expectations and of course there own guidance. On top line they started off by saying that they will do 1350 crores in this quarter. We were expecting 1440 crores after polling brokerages, and they have delivered 1517 crores, so the top line numbers are well ahead of street expectations and of course their own guidance. For the full year, they have upped their guidance on their expanded equity base now from Rs.56 at start of the year with Rs.62.7, so that is a big revision upwards all in [voice inaudible]. Remember Infosys came out with a guidance last year in April, and they revised it every time they spoke to us, so all the quarters there was an upward revision of guidance, I am not saying that is an indication of things to come, but they did that last year. We have got the top management of Infosys here, with us we have got as always Nandan Nilakeni, S Gopalakrishnan, and Mohandas Pai joining in first. And we have got Basab Pradhan, G Shibulal, all joining in later on this show as we go along. For the next one hour we will be talking about Infosys numbers and break only [voice inaudible] to get some market inputs on Infosys and on how the market is shaping out today. Good morning to all of you.

Nandan Nilekani, Kris Gopalakrishnan, Mohandas Pai: Good morning.

Udayan: Nandan is this the sign of things to come, can we take last year as a benchmark? Every time you came out with a set of numbers, you upgraded your guidance for the full year. Have you started one such series again?

Nandan Nilekani: I think that we will have to wait and see on that. But the key thing is that business growth has been good, revenue has been buoyant, the rupee has become weaker. Remember when we started, we said Rs.43.4, now we are saying Rs.45.69 for the quarter for the purpose of this. So I think, the outsourcing outcry has at least for the time being it has diminished. The visa situation, we have been able to make sure that we have enough visas today. So I think if you look at all the factors, I think we are in a good shape to achieve this kind of 39-40% growth of revenue for this year in rupee terms.

Udayan: Double digit revenue growth quarter-on-quarter Nandan after a long time, are you expecting this kind of a growth, I am not asking for a specific number guidance, does it look like the volume traction is such that you can aim at volume growth in excess of, at least for the next few quarters?

Nandan Nilekani: Well, whatever volume growth we are expecting is factored into our annual revised guidance of 39-40% in revenue.

Udayan: Okay. Mohan, rupee of course, there has been a big relief in this quarter. Have you changed your view on the rupee in terms of, have your hedging policy been changed in line with what the rupee did this quarter because most people were surprised with the sharp depreciation.

Mohandas Pai: Yes, we are also surprised with the very sharp depreciation. I think India [voice inaudible] rupee appreciated, [voice inaudible] center seeing the rupee go the other way, but whatever it is we were surprised. Fortunately, we did not have large positions outstanding at the yearend and that did save us. And secondly, in the Indian GAAP this time, we have marked to market our entire position. We have a position of $228 million as of quarter end. The entire position has been marked to market, and we have marked to market because it is fully forward at the lower rate. We have taken the loss. That loss has been input into our figures. So what you are seeing essentially here is the fact that as of the quarter end, all the losses of forward cover has been marked to market, and marked to market at 45.99. For the purpose of projection, we have taken in 45.69.

Udayan: Kris, what has changed in the last three months, last quarter I remember when I was speaking to you guys, there were so many concerns; anti outsourcing, the cry was very shrill, we were going into elections. Now, as you have come out with your guidance, things look like they seem to have mellowed down quite considerably. Is that the feeling that you are getting from the key market in the US?

Kris Gopalakrishnan: See, from the customers we are getting the impression that, you know, they were fully supportive of outsourcing. It was really in the political circles the debate was going on. We have seen that the debate has come down at least at this point. We have to wait and see, you know, will it take up as elections come near. The business has picked up also, customer additions have been strong, we have added 29 customers this quarter, and business has picked up. Our repeat business has been very very strong for us.

Udayan: 90% plus,

Kris Gopalakrishnan: 98%.

Udayan: On margins, they of course have come off a little bit, about 1% point in this quarter, is it higher salary bills which is eating the margins or is there something else in the offshore-onsite mix as such?

Mohandas Pai: No, what has happened in the margins is that we have invested more on the visa issue, because we need to apply for visas ahead of time and we have made substantial investments. And as you know when we met last quarter we said that we are going to invest into the business about $11 million. The impact of that investment is being felt here, and if you look at SG&A, the SG&A has been according to our norm. We have spent more in China and in Progeon. Infosys has been as per our budget. So overall, the margins have been stable. Pricing itself has been stable. So there has been stability and the decline in margins which you see nominally is because of investment that we made back into the business.

Udayan: Have things changed significantly since last quarter to this quarter, because last quarter also you spoke about a few concerns which were making the atmosphere a bit murky. As you give your new guidance, do you think the volume picture is looking [voice inaudible], in terms of, when you speak to your big clients, have things changed perceptively?

Nandan Nilekani: Well I think they are definitely ramping up on offshoring and outsourcing. So, that is clear. And as I said the negatives are less. So, the [voice inaudible] are always there, but the negatives are less.

Udayan: Even when as we go into the elections?

Nandan Nilekani: Yeah, I think this is a fundamental change in the way people look at their costs, and not just cost, cost quality, time to market. So, I think this is a secular trend.

Udayan: Lot of people have been talking about the prospects of TCS IPO in this quarter. How will it change things for somebody like Infosys? You have been the benchmark for the sector, you probably have a larger company at least in revenues coming to the market, do you see yourself changing your stance communication, anything, to address a large company getting listed?

Nandan Nilekani: We welcome the TCS offer. I think the more Indian companies become global and well known I think it is better for our industry. And also it will create a level playing field for information. So, I think it is great news and we welcome it and we wish them all success.

Udayan: It is not you versus them [voice inaudible].

Nandan Nilekani: No, not at all, this is the semifinals remember.

Udayan: Okay, take a break. Interesting first few comments from the top management. The stock of course continues to rally, it is up nearly Rs.48. When we come back we will have many more micro questions for the top management. We will look at all those key matrix that you are all very familiar with now; [voice inaudible] billing rate, operating margins, all of that, when we return. Keep watching we have got still about 40 minutes to go with the top management of Infosys.

Udayan: Welcome back here with the Infosys top management in Board Room live from the new studio, the Infosys studios in Bangalore. The markets are not doing so badly this morning. So there is a day traders and the brokers strike on and the volumes are very very sharply impacted. As we sit now after 1 hour of trade, we have done only 35 million shares on the NSE on a normal day would have seen almost 50 million shares, so volumes have come off even despite the good numbers from Infosys. [Voice inaudible] is up nearly Rs.50 so that is up 4%, and the entire technology space has been lifted. Autos are a bit weak, and metal stocks are looking strong, and so are textile stocks. That is broadly what is happening in the market. We are still talking to Nandan, Mohan, and Kris on the top numbers which have come out from Infosys.

Kris, let me start with you on the kind of break up that we have with us. We have got 10 million dollar clients more in this quarter and two clients which are $10 million plus, two more clients. Are you seeing the [voice inaudible] opening in terms of ramp up from your clients or are people coming in with large orders? What did you see in terms of these order flows?

Kris Gopalakrishnan: These are existing relationships where they are investing more in offshore. So clearly, you know, like we said, clients are looking at offshore much more seriously now.

Udayan: Okay, Mohan, is the margin picture going to be around these levels, 32-33%, or do you intend to continue the kind of investment that you spoke about, could it drift down to closer to 30%.

Mohandas Pai: Udayan, I need to explain this. So let me start with the first quarter itself. In the first quarter we have seen an increase of about 150 crores in revenues because of, from the guidance, and out of these 150 crores about 89 crores has come about because of the increased business, and the balance has come about, 61 crores has come about because the rupee has depreciated. So the impact on the margin has seen both from the rupee depreciation as well as increased volumes. Going forward, if you look at our guidance, increase the guidance by 731 crores, about 301 crores will come from the rupee depreciation and the balance 430 crores will come from the increase in the volume of business. Out of the 301 crores, approximately about 140-150 crores will be the addition to the bottom line, but out of that we are spending about 100 crores business. So, we are increasing our investment in the business by about $21 million. So overall if you look at our numbers we are putting money back into the business to develop new engines of growth. We think that the rupee has depreciated, there is something that has come in which is not budgeted. We need to put it back into the business because we need to strengthen the business to prepare ourselves to meet global competition, to meet growth.

Mini: Right. Mr. Pai, Hi! Mini here, if I can come in here. You are also pretty aggressively recruiting because this quarter you have recruited about 2300 employees, over the year you expect about 10,000 to come on board, what kind of pressure would this put on costs, on margins, as salaries increase?

Mohandas Pai: Well, we have seen Mini that salaries for the entry level have been fairly stable and our model of variable compensation has ensured that salaries at the middle level is within what we budget. We have a model whereby if the margins increase, we share a part with employees. We have a model where the variable compensation keeps in line with our growth in revenues and growth in margins. We align the interest of our employees with the interest of the corporation in a very big substantial manner. So we think that if the number of people is increased in terms of recruiting, there will be increase revenues, it will not have any significant impact on the margins.

Mini: Right, Mr. Nilekani if I can bring you in here, I mean, there has been no substantial increase in the numbers, you said the environment in the US has improved substantially, but what about pricing, are there any pressures remaining over there? The new contacts that you have got, have you been able to bargain well? What is the outlook on pricing?

Nandan Nilekani: No, pricing has stabilized. In fact, we have been talking about this trend now for a couple of quarters. It continues to be stable. We are not really saying price increases yet but we are saying pricing to be stable both with respect to existing customers as well as with respect to [voice inaudible] that we are getting.

Mini: Right. With me are a couple of reports over here from brokerages. The broad expectation is that over the next couple of quarters profit growth is going to be much slower than the sales growth because of the kind of expenses that the company will be writing off for instance investments in China, etc. What is the trend likely to be over the next couple of quarters?

Nandan Nilekani: Well, what we have said in our guidance is that our rupee revenue will grow by 39-40%, the earnings growth will be about 34%, but the essential difference between these is really coming from investments, and as Mohan said, we are making an incremental investment commitment of something like $21 million for the remaining three quarters into new business, out of which $5 million is going for our banking business unit and $16 million is going into the approved business plans that we have for our newly formed IBUs. So these investments are apart from the existing investments we are making in Infosys Consulting, in China, in Australia. So I think we are seeing a fresh incremental investment of $21 million. In spite of that investment, we are looking at earnings growth of 34% for the year.

Udayan: Kris, if the [voice inaudible] is picking up once again, why are billing rates not firming up, because over the last 12-15 months where it has corrected quite a bit, is it not natural to expect the rates to slowly start firming up or is there so much supply and [voice inaudible] stabilization and not a pick up.

Kris Gopalakrishnan: I think it is driven by competition. It is driven by, you know, the need to grow. We are growing higher than the market today, and so the competition is causing the prices to be where they are.

Udayan: Nandan, as things pick up, do salary pressures also beginning to kick in because when you are going through a lean phase, you can actually get away with lower salary increments, but when things start hotting, you start recruiting aggressively, do you need to re-look at revising the salaries and could that put pressure on margins going forward?

Nandan Nilekani: No, I think one of the very significant things which we have done over the last two years is bringing variable compensation which is now beginning to become a much bigger part of compensation especially for the more senior people. And, you know, we have compensation based on company performance, business unit performance, and individual performance. And we are able to essentially align these costs much better with company performance.

Udayan: Is it the stock compensation, the variable component, the cash compensation?

Nandan Nilekani: No, now you know that we have put the stock compensation in abeyance now since 2003, so really we are talking about cash compensation, which is variable, it is based on these three levels of performance. And we think that aligns the individual’s interest with the company interest and also allow us to manage these costs much better. So I think that is a very significant change which we have brought in over the last two years.

Kris Gopalakrishnan: And in April, we have revised fixed compensation at 17% already.

Udayan: All right. It is time for another break. When we come back more from the Infosys management. We will get back to the markets also and get a reaction not only on Infosys but the technology but the rest of the market and then carry on with our chat with the Infosys’ top management. Much more coming up in the next half an hour, don’t go anywhere.

Udayan: Welcome back from Bangalore, you are watching the Infosys Board Room, and before we get back to the numbers, there is a market which is trading all out there, but the volumes are not great as we have been talking about the volume are extremely low because of the day traders’ strike and the brokers’ strike, but some individual sectors like technology, metals, textiles, have not done too badly, even banking hasn’t done too badly, but Autos have drifted down. But overall it has been an exiting day on the price front though not on the volumes front. Ramesh Dhimani is with us now, let us get a quick perspective on the market before we get back to Infosys. Ramesh good morning, first half Infosys, how do you read the numbers, and what is the outlook on tech now?

Ramesh: Good morning Udayan. Fabulous Udayan, after a long long time tech is showing a double digit growth that we have been used to. And clearly the rupee having stabilized, its isolation from domestic policy problems presents a safe harbor for investors. So I think over the next three or four months, the technology looks like a smart place to be in.

Udayan: Interesting change [voice inaudible] Ramesh, three quarters back anybody we asked they would say, you know, exports are not the story to be, technology and pharmas, we do not like. We like local stories, Auto, steel. That story has changed around completely now, we like exports driven stories and domestic side is under the cloud of uncertainty?

Ramesh: It is a fair point Udayan. I was also one of them who was focusing on the domestic stocks for the first time. But I think because of the huge policy turmoil that is taking place in our own economy regarding the domestic sector, [voice inaudible] they are shifting back to technology as a safe harbor as I mentioned. And while this year the monsoon which is threatening to be spotty, because of the problem it will have an immediate impact on the FMCG, the tractor, the motor car companies. So it looks like a win for technology are better.

Mini: Right Ramesh, talking about technology, what would you bet on at this point, there are frontliners, the big caps, especially given the fact that I think TCS is also looming large, smaller cap stocks.

Ramesh: I tend to prefer the mid caps at this point where niche place. Clearly, the market is going to watch really carefully with TCS IPO and there will be some rotation in technology once that date is announced as people will shell the existing holdings to subscribe for TCS issue. But mid caps seems like a smart place to be at this time.

Mini: Right, Ramesh just moving away from technology, it is hard to do so today but Auto stocks are going in for a bit of a drumming in today’s trade, Mahindra and Mahindra, Maruti, all the stocks down. What is happening there, is it the worries on the monsoon front?

Ramesh: Absolutely Mini, it is related to the monsoon and also because as you had been mentioning since morning because of so called “go slow,” there is a lack of liquidity which tends to have sharper impact on prices.

Mini: Right, Ramesh, in fact the FM is meeting brokers today, what are you expecting from that meeting especially after what he said at FICCI and CII yesterday because the volumes continue to be very very low today.

Ramesh: You know, I thought about it Mini. We have had three days to reflect on what he said, and he has made actually breathtaking changes. And I think as far as investors are concerned we are very happy with the proposals he has in place in the cash market. I think for the jobbers the day traders in the F&O market, there could be a case for reducing the basis point charged or the rate on speculative gains in F&O. I think he should tinker in the F&O market and not in the cash market, which is actually a great plus for most investors.

Udayan: Ramesh, after a long time we have had a situation where three days after the budget we do not have an established sense of direction in the market. On most times we have got a doubt drift, but a sense of direction certainly comes in, which way do you see the market breaking over the next few sessions?

Ramesh: You know, I think this is interim budget so we are locked in a particular range. My sense is for the budget to give direction, we will have to wait till next March after the next budget is out. I think Mr. Chidambaram has already promised big bang tax reforms in that, and tax reforms are key drivers in the market. My sense is that at this point at least we will see stuck between 5200 and 4700.

Udayan: Thanks Ramesh for joining in today. Ramesh Damani with his quick views on the market. Let us get back to Infosys. Ramesh seems fairly encouraged by what he heard from Infosys today, the markets are pretty happy. Mohan, have you taken a call on the rupee right now, because last quarter you had a view on the rupees. This time round have you changed [voice inaudible] given a view on the rupee that you have for the next three quarters?

Mohandas Pai: Well, I think we are quite neutral on the rupee now, because we have seen the rupee shift from right to left. So we need to be very cautious. And in the circumstances that we are in where there are some policy directions required, the market is moving side wards, we prefer to sit right in the middle and watch out.

Udayan: Ramesh, sorry Nandan, in the midst of all the numbers that I have now, there is one number which crashed out, which is the attrition level, if I read it correctly of almost 11% [voice inaudible], is that a cause for worry?

Nandan Nilekani: Well, I do not think so, I think 10.9 in the current competitive scenario is the best of any company. And I think in the last seven - eight months, we have done a huge amount of things on the employee side in terms of putting in policies, putting in employee hearing mechanism. So I think we are in good shape and it is not a cause for worry at the moment.

Udayan: Kris, how are you trying to address it. Of course I will ask Shibu when he joins us later, but it is a key metric because ultimately your business is people driven, not only competition local but it is also MNC. How do you hold back people now, especially some of the key business heads that you have entrusted with the charge of running your separate SBUs?

Kris Gopalakrishnan: Clearly, you know, it is a combination of the same thing, you know, it is not very different from what we have been saying in terms of empowerment, in terms of you know, attractive compensation, in terms of attractive opportunities for learning, for you know, drive for [voice inaudible] leaders, for driving business change within the company. The investments we are making now, will give them the opportunity to try out new things, to bring out new solutions, to drive growth. So I think that is what is going to make it very exciting for them to you know continue and grow the business.

Mini: Right, Mr. Pai if I can come in here and visit us back on that issue of the rupee now. You have gotten a certain stance on the rupee when you are giving your projections for the year ahead, but if there was to be a wild variations as we have seen in the past as far as the rupee is concerned given the kind of global skews, what does that do to your guidance, what does that do to your outlook?

Mohandas Pai: Well, we are very cautious on the rupee right now. Like I said we are sitting right in the middle, but we shall look at the markets and make sure that our hedging policy actually works. We need to reconsider hedging policy, we have seen volatility in both directions in the last few quarters, and right now we are sitting in the middle, but we shall see it and we will take appropriate steps as it is. For example, we have marked to market all our positions at the quarter end at 45.99, our guidance is at 45.69 which is slightly lower than what we had. So we have taken the loss as of quarter end. And right now at 45.69, we are slightly better off.

Mini: Right, Mr. Pai, we will of course head for a short break. As we will come back, with the Infosys management and quiz on their numbers. So stay tuned.

Udayan: Welcome back. You are watching the Board Room live from the Infosys headquarters in Bangalore. We have got one more member of the Infosys top team who has joined us now, Basab Pradhan, who is head of global sales and he is with us now. Good morning, good to see you again. Well, 4 million dollar clients, two 10 million dollar plus clients, have things changed significantly in terms of a ramp up in the last quarter?

Basab Pradhan: I think we are happy with where we ended up at the end of this quarter. But it is a sequence of things that we have been doing in the market place with our client services and sales teams, and we are firing on all cylinders so we are pretty happy with where we ended up.

Udayan: In terms of vertical are you beginning to get some more newer kind of [voice inaudible] company, I read and don’t mention names that one large toy manufacturer, one large footwear retailer, has become part of the fold. Any vertical showing particular promise in this quarter?

Basab Pradhan: Well, as you know, in November last year, we reorganized the company in to independent P&Ls, and North America, we are vertical now. All these vertical business units they have an active solution strategy, which goes and addresses the business problems with their clients, their vertical specific business problems. We see very good early results from these efforts. So, I say that there is more to come.

Udayan: Is there any sense of a hold back at all before the elections, are people saying let us have some clarity depending on whether it is Kerry or Bush, and depending on whether it is pro or anti outsourcing, we will ramp up later in the year or it is pretty much business as usual, election is happening on a separate scale.

Basab Pradhan: Yeah, you know, a quarter or so back this was front line news, right? So, people were obviously a little wary. They wanted to do it but they were cautious about the changed management aspects of things. And now it is off the front pages. So, while our clients never really held back, they certainly were more cautious. We thing after the elections that caution will get replaced with a little more aggression.

Udayan: On the rate front, I was just talking to Kris about the rates, any signs of it firming up [voice inaudible] or is it still a fairly challenging rate environment.

Basab Pradhan: Very stable. I would’nt say it is challenging, I would say it is more stable last few quarter, it has been like that, and we do not really expect it to change much on the outsourcing front.

Udayan: Nandan, do you expect any major orders, I mean, in the list of 10 million, 15 million, 25 million plus. Do you expect any significant additions over the next couple of quarters?

Nandan Nilekani: Well, you know, our philosophy always has been really to mine our customers, you know, the way we do it is we get into a customer, we demonstrate our credentials and then we find out other things to do. And that is why you see this steady growth happening. There are a few in the pipeline, nothing extraordinary, but enough to meet our revenue goals. And I think one of the points is that those people who are planning any major moves may wait till the elections.

Udayan: Infosys Consulting, have you been able to make any breakthroughs in this quarter, that is a new [voice inaudible] .....

Nandan Nilekani: Yes, I think Infosys Consulting is on track. They have just got their first project along with Infosys and that is the classic project we are talking about, which combines consulting with global delivery. And other interesting thing at Infosys Consulting is we have hired a fifth founding partner, the guy called Maine, who was actually the head of the IBM retail practice, another blue-chip guy. So I think we have been able to get together a good team. They are on track as per the plans.

Mini: Right, Basab if I can come in here, you know, a broad call on IT spending environment as far as global companies go, most of the surveys [voice inaudible] still paint a pretty bleak picture as far as IT spending goes. They are saying that they continue to be extremely discretionary. What are you thinking and what is the prognosis for the future, you have managed to ramp up on the client front, do you expect to continue with this type of growth?

Basab Pradhan: Well, IT spending continues to be, you know, is growing very marginally, but I think the key thing which we have been saying for some time is the composition of spending is changing, and I know, people are moving towards more [voice inaudible] hardware and looking more at low cost softwares. And really they are investing their money in solutions and services, which is where we are playing. So, while the spending may not be going up dramatically, the proportion of spending for offshoring and outsourcing as well as for solution and services, that chunk of the pie is going up, and that is the reason why we are able to grow at 39-40% when the market may be growing at 3-5%.

Mini: Right, in the past when there was pressure on onsite and there was a lot of competition, there was a sense in which perhaps the smaller companies were undercutting the bigger ones like Infosys as far as the pricing goes, as far as you know bidding for clients goes, has that trend changed or has there been a good separation as far as the big cap companies like you and the smaller cap companies?

Nandan Nilekani: Well, I can speak for Infosys. You see, our clients are the global 2000, the large corporations, the marky names, and increasingly for them the brand is very important and Infosys brand has just become stronger over the years. They also want financial strength, they want longevity, they want a wide range of services, they want a company that they can relate to for a decade or whatever. So, I think we are, you know, we are quite comfortable that we are able to get our piece of the pie, in fact, you can see in our growth rates. The other important thing is that our focus today on consulting led business solutions, our focus on vertical solutions, our focus on improving the client interface, all this is part of our efforts to differentiate even more in front of the customer, and hopefully in the future that will lead to the better pricing that we all want.

Udayan: Basab, lot of down [voice inaudible] happening recently, even from the company, large scale companies like Intel, who have been more circumspect about the earnings for the next couple of quarters. Do you expect any kind of backlash on outsourcing at all from these large companies who might be going through bit of bumpy ride themselves?

Basab Pradhan: Not really, we think, you know, there may have been a few instances where there were earnings surprises or guidance changes or whatever, but in general, you know, I live in the bay area which is heart of the high tech industry and I can tell you that the traffic on the freeways is increasing.

Udayan: Is that why they do [voice inaudible].

Basab Pradhan: No, that is [voice inaudible], but some of it, generally the industry is looking [voice inaudible] industry, and in general business is good, I mean, we had a sort of an iffy quarter in the US economy. It was that the jobs state, but other than that all the signs are positive.

Udayan: Mohan, an update on Progeon from you, what has happened in this quarter? Any significant deals at all?

Mohandas Pai: Yes, we did a $7.2 million as against $5.7 million. We had about two clients wins, very significant wins. We are seeing clients ramp up. One interesting thing we are finding in Progeon is the fact that clients ramp up take something like 12-18 months because the transaction process industry is gone up in a small way, then you ramp up, and the time you reach 18 months, the client has become a significant player. The good news is that you get an annuity stream. Unlike in the services business, you do not have to win projects all the time, once you win the client, you have to grow, but the growth will be slower in the beginning till you build up a backlog. Now we are beginning to build up a backlog, we are beginning to see the engine grow, and we are very happy about it.

Udayan: Time for another break. We will thank Basab right now, but on the other side of the break Shibu will be with us and talk about issues like global delivery, and of course foreign visa issues, that’s when we come back.

Udayan: Welcome back. You are still with the Infosys Board Room. We are almost in the last few minutes of the Board Room for this quarter. The guidance has been upped, specially for those of who have joined in late. The net profit numbers have come in ahead of guidance and Infosys’ expectations from the market and the total revenue numbers of course have beaten the guidance. The stock is doing well. The entire tech sector has done pretty well in the stock markets today. We have got L. C. Shibulal, who is head of global delivery at Infosys turning up now. Shibu, good morning.

Shibulal: Good morning.

Udayan: How the things looked from a delivery perspective in this quarter?

Shibulal: Things are very good this quarter. For example, all the numbers are pretty much on track. If you look at the offshore, for example, we are at about 33.1% that is a very good onsite mix to have, onsite is 33.1%, that is a very good on-site mix to have, and also we need to remember that we all have achieved it while we are growing our solution and consulting business. Usually when we introduce a new service to the market, we tend to be a little more onsite [voice inaudible] from the onsite offshore ratio. Utilization has remained quite steady at 79%. Our goal is within high 70s low 80s. We have about 2200 people on training, who will come in the next quarter.

Udayan: Fixed price contracts, it seems there is some flux happening there guys, we are down to 29. [Voice inaudible] this quarter, any reason [voice inaudible] should one get [voice inaudible] ....

Shibulal: One needs to remember that we have long-term relationship with our customers, and you know, customers tend to become, especially in the maintenance work which you can see in the numbers, when the maintenance goes up, the time and material work tends to go up a little bit. Also the discretionary spend which the customers spends, usually will be in fixed price and the discretionary spend of the customer is still remaining kind of low. So, you know, those reflect in the fixed price mix, fixed price and the general mix.

Udayan: Any significant changes you expect in the offshore-onsite mix going forward or are you pretty much to the end of that level where you cannot move more work in offshore?

Shibulal: No, we continuously trying to globalize the work which we do. So, when we look at the mix, we have a target of probably between 33-34% something like that for onsite percentage, and we continue to try and push that down. At the same time we are introducing new services. So I think it is going out in the ballpark.

Udayan: Kris, an update for you from the Expert Informations, Australia, if you for this quarter.

Kris Gopalakrishnan: Expert has integrated well, you know, we have some more work to do but the integration is going on well. In the last few weeks they have added new clients, which is also I think a good sign, and it is doing well.

Udayan: It has not been a great quarter I believe, I mean, sequentially it has not been able to show the kind of growth that Infosys has been able to show.

Kris Gopalakrishnan: Because the integration is still going. We are trying to get all the people integrated.

Udayan: OK, Mini.

Mini: Right, Mr. Shibulal if I can come in here and talk to you about some of the HR issues, you did mention and touch upon perhaps the trend towards the higher attrition rates as business picks up and of course the salary increases that as the management told us it was basically variable pay packages, so they do not expect it to hit too much, but what kind of salary increase are you expecting, and in terms of attrition, how are trying to plug that?

Shibulal: Our attrition rate has marginally gone up, but one also needs to remember that this is the period when people do go to colleges in US. So there is a little bit of seasonality in our attrition rate. Our salaries, we have revised in April, at the same time, as Nandan pointed out, we have done most of it in variable component, that means you know there is a relationship between what we will pay out and the company performance. On the people front if you look at it, you know, we have added quite a lot of people last year. We are on track with the projections which we gave. We had said that we will add 8000 people in Infosys and there were 10,000 people in total, and I think we are on track. We will, on the fresher side, we have enough traction with the people outside and we do not see a problem. If you look at the laterals, we have added about 600 people last quarter, which is a very good number to have. Lateral movement is always a challenge. There is the demand which is going up. So you see there are factors but at the same time we are seeing good additions in fresher numbers as well as lateral numbers.

Udayan: Well, we have almost come to the end of the Board Room for this time. So let us end by getting the views on the budget. Nandan, any views on the budget, what do you make of it.

Nandan Nilekani: Well, I think there is a strategic sense to the budget which is to increase investment in the social sector at the same time make the government more efficient and effective as well as promote reforms. I think what it will boil down to is the execution.

Udayan: Nandan, Mohan, we have had taxation changes, particularly [voice inaudible], also collection mechanisms. Last time I met you, you were talking about some [voice inaudible] changes, are you happy with what you have got? Do you think it can induce people to pay more taxes?

Mohandas Pai: Udayan, I think that India has an extremely robust information technology based IT systems today. For example, there is a system to charge the payments of tax from about 11,000 branches of bank client available today. There is a system to track assessment orders which have been done. The system is getting much more robust as time goes along. The government has made substantial investment, and I think this is going to be the differentiator for India for going forward. We are going to see direct taxes as a percentage of GDP go up from about 3.5% to about 5% in the next two or three years. They are going to grow up faster than the economy. The finance minister has taken that in the budget, a 40% growth rate in corporate tax, a 25% growth rate in individual tax. I think if he gets the whole show right, there is a good probability he will achieve that, and that will be good for India, because what we need in India is lower indirect taxes, greater collection of direct taxes, and that is the way we are going.

Udayan: Okay Nandan, before I came in I called up a few market guys and asked them, what will you be looking forward in tomorrow’s [voice inaudible]. They said Nandan’s body language. Are you feeling more bullish than last quarter?

Nandan Nilekani: Well, I think lot of the clouds have gone away. Really more than the externally, internally, I think they are getting all our ducks in a row. Our IBUs are in place, the solution strategy is working, the consulting is working, our risk management structure, so I think the fact that internally we are getting everything aligned, that to me is what is exciting about the next phase as we go beyond billion dollars.

Udayan: I know this is the phrase which is out of fashion now, are you still feeling good?

Nandan: Yeah, I think yeah, it continues.

Udayan: It continues. Thanks very much gentlemen for joining in.

Nandan: Thank you.

Udayan: That is it from Bangalore this time around. The news is not bad, as you heard the guidance is up and the numbers are better than expected, the stock is up, and that is pretty much how things have been for the last couple of quarters. Till next quarter then thanks very much for watching. We will be back with the Infosys communication next quarter as always. Back to you in Delhi and thanks very much for watching.